SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. _______)*

ENTEROLOGICS, INC.
____________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
____________________________________________________________
(Title of Class of Securities)

29366K
____________________________________
(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Valley Stream NY 11563
 (516) 887-8200
 _________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2011
_____________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29366K	13D	Page 2 of 5

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lisa Grossman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,800,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,800,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,800,00
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.27%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 29366K	13D	Page 3 of 5

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Enterologics, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1264 University Avenue West, Suite 404, St. Paul, Minnesota 55104.

Item 2. Identity and Background.

(a)           This Schedule 13D is filed by Lisa Grossman (the “Reporting Person”).

(b)           The Reporting Person’s business address is c/o Enterologics, Inc., 1264 University Avenue West, Suite 404, St. Paul, Minnesota 55104.

(c)           The Reporting Person is Secretary of the Issuer located at 1264 University Avenue West, Suite 404, St. Paul, Minnesota 55104.

(d)           During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On November 4, 2009 the Issuer issued 7,800,000 shares of its common stock to the Reporting Person at a purchase price of $0.0001 per share. Such issuance was made in reliance upon an exemption from registration provided under Section 4(2) of the Securities Act of 1933, as amended. The Reporting Person was one of the founders of the Issuer.

Item 4. Purpose of Transaction.

The shares of common stock acquired by the Reporting Person were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           As of May 26, 2011, the Reporting Person is deemed the beneficial owner of 7,800,000 shares of the Issuer’s common stock representing 22.27% of the Issuer’s outstanding common stock based on 35,020,000 shares of common stock outstanding as of May 26, 2011.

CUSIP No. 29366K	13D	Page 4 of 5

(b)           The Reporting Person has the sole power to vote or to direct to vote of 7,800,000 shares and to dispose of or to direct the disposition of 7,800,000 shares of common stock.

(c)           During the past 60 days, the Reporting Person affected no transactions in the Issuer’s common stock.

(d)           No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 7,800,000 shares of common stock that are held by the Reporting Person.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 29366K	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2011

/s/ Lisa Grossman
Lisa Grossman